SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Schnitzer Steel Industries, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

806882106

(CUSIP Number)

Mark R. Beatty, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900	Matthew S. Topham, Esq. Preston Gates & Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104-1158 (206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806882106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 418,200*

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 418,200*

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,200*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%**

14.	Type of Reporting Person (See Instructions) OO

*              All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

**           The calculations are based on a total of 5,452,600 shares of Common Stock outstanding as of July 1, 2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on July 14, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 418,200*

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 418,200*

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,200*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%**

14.	Type of Reporting Person (See Instructions) IN

*              All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

**           The calculations are based on a total of 5,452,600 shares of Common Stock outstanding as of July 1, 2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on July 14, 2003.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the Class A Common Stock, $1.00 par value per share (the “Common Stock”), of Schnitzer Steel Industries, Inc. (the “Issuer”) and is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on January 5, 1998 and previously amended by Amendment No. 1 filed with the SEC on September 18, 1998, by Amendment No.2, filed with the SEC on October 15, 1998 and by Amendment No. 3, filed with the SEC on May 30, 2003.  The principal executive offices of the Issuer are located at 3200 N.W. Yeon Ave., P.O. Box 10047, Portland, OR  97926-0047.

Item 2.	Identity and Background

(a)           This statement is being filed by Cascade Investment, L.L.C., a limited liability company organized under the laws of the State of Washington (“Cascade”) and William H. Gates III, an individual (“Gates”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

(b)-(c)     Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, WA 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 1, attached hereto. Exhibit 1 sets forth the following information with respect to each such person:
(i) name;
(ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gates is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock held by Cascade were purchased with its working capital.
Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock for investment purposes only.  In August 2002, Cascade requested that the composition of the Issuer’s board of directors be modified so that a majority of the directors be independent, and submitted a shareholder proposal requiring the directors to nominate a majority of independent directors.  The board of directors unanimously opposed the shareholder proposal, and the holders of the Company’s Class B Common Stock, with ten votes per share, almost unanimously opposed the proposal, while approximately 80% of the shares of Class A Common Stock who voted supported the proposal.  The Reporting Persons have seen no indication the board of directors is prepared to move towards having a majority of independent directors. That failure, when combined with the sales of stock by the Issuer’s insiders in recent periods, has convinced the Reporting Persons to reduce their stake in the Issuer.

The Reporting Persons are considering submitting another shareholder proposal similar to the one submitted last year that requested the board of directors nominate a majority of independent directors to the board of directors at each annual meeting of shareholders.  The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Stock in the open market, through a tender offer or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer’s Common Stock the Issuer’s prospects and Cascade’s portfolio.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

The Reporting Persons and Cascade’s executive officer reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The calculations included herein are based on a total of 5,452,600 shares of Common Stock outstanding as of July 1, 2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on July 14, 2003.  As of the close of business on August 4, 2003, Cascade owns 418,200 shares of Common Stock, constituting approximately 7.7% of the issued and outstanding shares of Common Stock.  All shares of Common Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade and Mr. Gates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(c) During the past 60 days, Cascade sold a total of 77,000 shares of Common Stock on the dates and at the prices set forth on Exhibit 2. The sales were made for cash in open market transactions.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached on the signature page hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Name, business address and present principal occupation of each executive officer or person controlling Cascade Investment, L.L.C.

Exhibit 2	Dates and prices of sales of Common Stock during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2003

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: August 5, 2003
CASCADE INVESTMENT, L.L.C.

	By	/s/ Michael Larson
		Name:	Michael Larson
		Title	Manager

WILLIAM H. GATES III

	By	/s/ Michael Larson
		Name:	Michael Larson*
		Title:	Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.